UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 29, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 30, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN REPORTS NEW EPITHERMAL VEIN DISCOVERIES AT HOLLISTER PROPERTY

July 29, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces the discovery of new epithermal veining adjacent to the Gwenivere and Clementine systems at its Hollister gold property on the Carlin Trend in Nevada, USA.

Underground evaluation and exploration drilling during the second quarter of 2009 continued to deliver new high grade vein intersections. During this period, a further 29,586 feet (8,965 meters) was completed, totaling 43,163 feet (13,080 meters) for the year. Significant intersections in two newly-discovered epithermal veins have been returned from exploration drilling conducted at end of the west lateral development. Drilling of "Blanket-style" disseminated mineralization, hosted within the overlying Tertiary volcanic rocks has also returned encouraging results. Drilling continues to deliver high-grade intersections on the Clementine and Gwenivere vein systems in the main Hollister Development Block ("HDB") area.

Underground drilling is providing considerable definition to the strike (3000 ft/980 m) and vertical depth (1300 ft/396 m) continuity of the Clementine and Gweneviere vein systems. Geological mapping and structural studies have led to step-out targets northwest of these vein systems. This drilling has yielded immediate confirmation of at least two new and separate vein systems. The main HDB mineral system has been recently remodeled, and currently comprises 21 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. This system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity (termed "Blanket Zone").

During the quarter, the number of active underground drilling rigs was doubled to four. The drilling complement now comprises two stope delineation rigs, a vein extension or cover rig, and an exploration rig.

New Vein Discoveries

To date, seven (7) boreholes have tested a target area northwest of the current Clementine vein system. This drilling has been conducted north-westwards from the West Lateral drill station (shown as West Lateral system in the table below). Assay results are just being received.

HDB-307 (Azimuth = 330 deg, Inclination = -5 deg) intersected quartz veining from 584.8 - 587.0 ft (2.2 ft/0.7 m) that grades 3.16 opt (108 g/t) Au and 19.6 opt (672 g/t) Ag. The intersection includes 1.2 ft of lattice bladed and druzy quartz veining with visible gold and naumannite grading 5.089 opt (174 g/t) Au and 34.315 opt (1176 g/t) Ag; and 1.0 ft of weak quartz stockwork with fragments of quartz vein grading 0.836 opt (29 g/t) Au and 1.983 opt (68 g/t) Ag.

HDB-293 (Azimuth = 330 deg,  Inclination = +12 deg) intersected quartz veining from 599.8 - 602.0 ft (2.2 ft/0.7 m), characterized by quartz vein stockwork and vein breccia which grades 0.154 opt (5 g/t) Au and 2.713 opt (93 g/t) Ag.

HDB-309 (Azimuth. = 330 deg, Inclination -30 deg) penetrated a significant, previously unrecognized 16.5 ft (5 m) quartz vein zone from 783-799.5 ft (238.7-243.7 m), located within a broader 30 ft (9 m) deformation zone. This 16.5 ft (5 m) interval includes zones of heavy white clay and milky quartz veining cut by veins with grey quartz and minor naumannite (Ag-selenide), quartz vein brecciation, and two notable areas with strong adularia coating on fractures. Silver values to 0.9 opt (28 g/t) with low gold have been received to date; the current interpretation is that this vein setting is high up in the mineral system.

Follow-up drilling is currently being conducted to expand the understanding of the geological setting of the mineralisation. The first borehole, HDB-310 (Azimuth = 320 deg, Inclination -30 deg), has also intersected the northwest strike continuity of the zone intersected in HDB-309. The borehole intersected a zone of brecciation, quartz veining and intense adularia flooding from 1280-1340 ft (60 ft/18 m). Assay results are awaited.

Blanket Zone Drilling
Another highlight of the exploration drilling is the intersection of Blanket Zone mineralization which is hosted in the Tertiary volcanic rocks above the Tertiary-Ordovician Unconformity. Borehole HSD-64 intersected 31 ft (9.4 m) grading 0.78 opt (26.61 g/t) Au. This disseminated style of mineralization is linked to the presence of mineralized structures within the Ordovician metasedimentary rocks and into the Tertiary volcanics, where there are effectively "blow-outs" of mineralizing fluids. These are expressed at surface as geysers, steam vents and chalcedonic quartz accumulations with associated mercury mineralization. A preliminary examination of over 900l drilling intersections in the Tertiary volcanics indicates a significant unexploited resource in the vicinity of Hollister, as well as satellite targets such as Butte and Velvet, The geological continuity and economic viability (grades are generally between 1-6 g/t Au) of this zone is being assessed.

Clementine Vein System Drilling
Twenty-two (22) cover boreholes have been drilled northwards from the 4705 Decline to test the Clementine vein system. Intersections range from 0.11 opt to 4.36 opt (3.67g/t to 149.55 g/t) Au over widths 0.4 ft to 5.0 ft (0.13 m to 1.5 m).

Gwenivere Stope Delineation Drilling
Twelve (12) stope delineation boreholes were completed targeting the Gwenivere system. The Gwenivere drilling indicates vein mineralization ranging from 0.13 opt to 9.14 opt (4.4 g/t to 313.4 g/t) Au over widths of 0.6 ft to 5.4 ft (0.1 m to 1.6 m).

Additional details of the results are provided in the Table of Hollister Drilling Highlights (attached) and on the Great Basin website.

Underground Geological Mapping
A program of detailed geological mapping in the underground development has been implemented. Ore controlling structures have been identified and are being modeled. This exercise has also exposed a number of vein targets that are being further evaluated by diamond drilling.

Surface Exploration
No surface drilling has been undertaken during the quarter. A program to further investigate the Hatter Graben target to the east of the Clementine - Gwenivere vein cluster is planned. A strike extent of approximately 3,000 ft (915 m) and a width of up to 1,320 ft (400 m) in the Hatter Graben target-area have been tested to date.

Previous geophysical (eg airborne magnetic and radiometric, ground gravity, Induced Polarization and resistivity) surveys on the Hollister property are being integrated with the current drillhole data. The revised interpretations are planned to highlight ore controlling structures, as well as assist in prioritizing follow up targets. Significant exploration potential remains to be tested on the surrounding claim areas of the Hollister property. A total of sixteen (16) targets have been identified for future exploration.

Ferdi Dippenaar, President and CEO, commented: "The emerging potential of the Hollister vein system, shown by the discovery of another vein system west and northwest of our current infrastructure, is very exciting. We have extended our exploration activities in this new area. The ongoing exploration success at Hollister underscores the prospectivity of the property. Our geology and exploration work is steadily generating a predictive model for the Hollister system which will assist with ongoing exploration as well as increasing confidence levels in our production planning."

Phil Bentley, Pr.Sci.Nat., Great Basin Gold's Vice President: Geology & Exploration, a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, has reviewed and approved the information in this news release for the Company.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301-1800
Michael Curlook in North America 1 888 633-9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Samples collected from the Hollister Development Block Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Table of Hollister Exploration Drilling Highlights
Mineral System	Drill Hole ID	Vein Intersection (ft)		Significant Intersections
				Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
West Lateral	HDB-307	584.8	587.0	2.2	2.0	3.160	108.34	19.6	672
West Lateral	HDB-293	599.8	602.0	2.2	2.0	0.154	5.28	2.7	93
West Lateral	HDB-309	783.0	799.5	16.5	14.9	No significant values
Blanket	HSD-62	221.2	222.6	1.4	1.0	0.593	20.33	0.2	6
Blanket	HSD-63	15.8	16.4	0.6	0.5	0.445	15.26	2.0	69
Blanket	HSD-63	359.0	364.0	5.0	4.1	0.205	7.03	<0.1	<5
Blanket	HSD-64	269.3	302.0	32.7	30.7	0.776	26.61	0.5	16
Blanket	HSD-64	363.0	368.0	5.0	4.7	0.154	5.28	0.0	1